                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)/1/


                        COLLEGE TELEVISION NETWORK, INC.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    194506101
                                 -----------------
                                 (CUSIP Number)

           Rosemarie Thurston, Esq., Morris, Manning & Martin, L.L.P.
            3343 Peachtree Road, N.E., 1600 Atlanta Financial Center
                     Atlanta, Georgia  30326  (404) 233-7000
                 -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 1998
                                 -------------
            (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13D-1 (b)(3) or (4), check the following box. [_]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  194506101                             13 D

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     U-C Holdings, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:              (a)
[_]1                                                                 (b)

[_]2
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                          [_]3

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:

8.   SHARED VOTING POWER:  10,354,774/2/3/

9.   SOLE DISPOSITIVE POWER:

10.  SHARED DISPOSITIVE POWER:  10,354,774

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  10,354,774

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                        [_]4

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  72.6%

14.  TYPE OF REPORTING PERSON*:   OO (limited liability company)

----------
/2/ Number of shares reflects one-for-five reverse stock split effected
November 12, 1997.
/3/ Assumes full participation by all stockholders of College Television Network, Inc. (the "Company") in the Rights Offering, as described in Item 4 hereof. The figures set forth in this footnote represent the purchase of shares by Holdings pursuant to the Purchase Commitment and do not include any shares that may be purchased pursuant to the Standby Commitment or upon the exercise of the Warrant, as described in Item 4 hereof. If no stockholders of the Company other than U-C Holdings, L.L.C. ("Holdings") exercise their rights to purchase shares of common stock of the Company in the Rights Offering, Holdings will acquire additional shares pursuant to the Standby Commitment and will own 12,551,746 shares or 82.5% of the outstanding Common Stock of the Company.

CUSIP NO.  194506101                             13 D

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     John R. Willis
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:              (a)
[_]5
                                                                     (b)
[_]6
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*:  AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                          [_]7

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:

8.   SHARED VOTING POWER:  10,354,774/2/3/

9.   SOLE DISPOSITIVE POWER:

10.  SHARED DISPOSITIVE POWER:  10,354,774

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  10,354,774/4/

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                        [_]8

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.  TYPE OF REPORTING PERSON*:   IN
 ----------
/4/ Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                             13 D

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Avy H. Stein

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:              (a)
[_]9
                                                                     (b)
[_]10
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*:  AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                          [_]11

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:

8.   SHARED VOTING POWER:  10,354,774/2/3/

9.   SOLE DISPOSITIVE POWER:

10.  SHARED DISPOSITIVE POWER:  10,354,774

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  10,354,774/5/

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                        [_]12

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14.  TYPE OF REPORTING PERSON*:   IN

----------
/5/ Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                             13 D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Beth F. Johnston

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)
[_]13
                                                                (b)
[_]14
3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*: AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                           [_]15

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:

8.  SHARED VOTING POWER:  10,354,774/2/3/

9.  SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER:  10,354,774

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  10,354,774/6/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*:                                         [_]16

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14. TYPE OF REPORTING PERSON*:   IN

----------
/6/ Ms. Johnston disclaims such beneficial ownership of the securities held by Holdings except to the extent of her indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                             13 D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Daniel M. Gill

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)
[_]17
                                                                (b)
[_]18

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*: AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                           [_]19

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:

8.  SHARED VOTING POWER:  10,354,774/2/3/

9.  SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER:  10,354,774

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  10,354,774/7/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*:                                         [_]20

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14. TYPE OF REPORTING PERSON*:   IN

----------
/7/ Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                             13 D

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Daniel H. Blumenthal

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)
[_]21
                                                                (b)
[_]22

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*:  AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                           [_]23

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:

8.  SHARED VOTING POWER:  10,354,774/2/3/

9.  SOLE DISPOSITIVE POWER:

10. SHARED DISPOSITIVE POWER:  10,354,774

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:  10,354,774/8/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*:                                        [_]24

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  72.6%

14. TYPE OF REPORTING PERSON*:   IN

--------
/8/ Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

Item 1.  Security and Issuer.
-------  -------------------

      This Statement on Schedule 13D relates to the shares of Common Stock, $.005 par value, of College Television Network, Inc. (the "Company"), formerly UC Television Network Corp. The address of the principal executive office of the Company is College Television Network, Inc., 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328.

Item 2.  Identity and Background.
-------  -----------------------

      This Statement is filed by the following persons:

     (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Company.

     (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

     (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Stein is a citizen of the United States of America.

     (d) Beth F. Johnston, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Ms. Johnston's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Ms. Johnston is a citizen of the United States of America.

     (e) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Blumenthal is a citizen of the United States of America.

     (f) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Gill is a citizen of the United States of America.

     In addition, information relating to the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:


     (g) Willis Stein & Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.P. is investing in equity securities. Willis Stein & Partners, L.P. serves as the Managing Member of Holdings.

     (h) Willis Stein & Partners, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.L.C. is serving as the General Partner of Willis Stein & Partners, L.P., a private equity investment limited partnership.

     During the past five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     The funds used to acquire the Common Stock of the Company described in Item 5 below were taken from the equity contributions to capital of Holdings made by its members. The purchase price of the Common Stock of the Company reported herein pursuant to the Purchase Commitment contained in the Standby Stock Purchase Agreement (described in Item 4) executed by and between the Company and Holdings (the "Standby Agreement") is $7,258,549, which amount Holdings has agreed, pursuant to the Standby Agreement, to pay in cash on or before the expiration date of the Rights Offering, which is September 10, 1998 unless extended by the Company.


Item 4.  Purpose of Transaction.
-------  ----------------------

     Pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission and declared effective July 28, 1998 (SEC File No. 333-58479), the Company distributed to its stockholders of record (each, a "Holder") as of July 17, 1998 (the "Record Date"), certain rights (the "Rights") to purchase additional shares of Common Stock of the Company, whereby each Holder received one Right per 1.2825 shares of Common Stock held by such Holder as of the Record Date (the "Rights Offering"). Each Right entitled the Holder to purchase one share of Common Stock at a subscription price of $1.60 (the "Subscription Price"). On July 2, 1998, Holdings and the Company executed the Standby Agreement in which, among other things, Holdings agreed to subscribe for and purchase all of the 4,536,593 shares of Common Stock issuable to Holdings upon the exercise of the Rights distributed to it (the "Purchase Commitment"). In addition, Holdings agreed to purchase shares of Common Stock that are not purchased by the other Holders in the Rights Offering (the "Standby Commitment"). Pursuant to the Standby Agreement, the Company agreed to issue to Holdings a Class C Warrant to purchase 152,100 additional shares of Common Stock at the Subscription Price (the "Warrant") as compensation for Holdings' Standby Commitment. The purpose of Holdings' purchase of shares pursuant to the Purchase Commitment, and agreement to purchase shares pursuant to the Standing Commitment, is to enable the Company to raise through the Rights Offering through the Rights Offering the $10,000,000 in gross proceeds needed for the Company's working capital requirements.

     The share numbers set forth herein reflect the purchase of shares by Holdings pursuant to the Purchase Commitment and do not include shares that may be purchased by Holdings pursuant to the Standby Commitment or shares issuable upon exercise of the Warrant; which would result in Holdings owning up to 84.8% of the then-outstanding shares of the Company's Common Stock. The persons identified in response to Item 2 of this Statement will make the determination as to when or whether to exercise the Warrant to acquire additional shares of the Company's Common Stock.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:


      (a) except as described above, the acquisition of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company, other than the Rights Offering described above;

      (f) any other material change in the Company's business or corporate structure;

      (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

      (a) Immediately prior to the consummation of the Rights Offering, there were 8,015,153 shares of the Company's Common Stock outstanding, of which Holdings directly owned 5,818,181 shares, or 72.6%. Upon the fulfillment by Holdings of the Purchase Commitment and assuming full participation by all Holders in the Rights Offering, Holdings will own 10,354,774 shares of the Company's Common Stock, or 72.6%. Holdings may also acquire up to 1,713,407 additional shares of Common Stock pursuant to the Standby Commitment (depending on the number of shares purchased by Holders other than Holdings) and 152,100 shares pursuant to the exercise of the Warrant; which would result in Holdings owning up to 84.8% of the then-outstanding shares of the Company's Common Stock. John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his or her indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein L.P., which is the Managing Members of Holdings.

      (b) Upon fulfillment of the Purchase Commitment, Holdings directly will own 10,354,774 shares of Common Stock. None of the Founding Members directly owns any shares of the Company's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of Willis, Stein & Partners, L.L.C., the general partner of Willis, Stein & Partners, L.P., which is the Managing Member of Holdings. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his or her indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein L.P., which is the Managing Members of Holdings.

      (c) Other than the securities acquired or to be acquired pursuant to the Rights Offering and the exercise of the Warrant described herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a).

      (d) Pursuant to the First Amendment to Second Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., dated May 20, 1998 (the "Operating Agreement"), the following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: John DeSimone, Jason Elkin, Thomas Gatti, Joseph D. Gersh, George Giatzis, Mark Goldstein, James Harder, Peter Kauff, Hollis W. Rademacher, Marisusan Trout and Willis Stein & Partners, L.P. The sole investment of Holdings is its interest in securities of the Company; therefore, any dividends paid by the Company to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Operating Agreement. As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Company held by Holdings.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

      The Operating Agreement (described in Item 5(d) above) provides that Willis, Stein & Partners, L.P., as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Company held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

      The following documents are filed as exhibits hereto:

      99.1 Joint Filing Agreement, dated August 14, 1998, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel M. Gill and Daniel H. Blumenthal.

      99.2 Second Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated May 15, 1997.

      99.3 First Amendment to Second Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated May 20, 1998.

      99.4 Standby Stock Purchase Agreement, dated July 2, 1998, between U-C Holdings, L.L.C. and College Television Network, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 (SEC File No. 333-58479), as amended, declared effective on July 28, 1998 (the "Registration Statement")).

      99.5 Form of Class C Warrant No. C-2 to be issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.14 to the Registration Statement).

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 14th day of August, 1998.


                              U-C HOLDINGS, L.L.C.

                              By: Willis Stein & Partners, L.P.
                                  Its Managing Member

                                  By: Willis Stein & Partners, L.L.C.
                                      Its General Partner

                                      By:  /s/ Avy H. Stein
                                           ----------------
                                           Avy H. Stein
                                           Its Manager



                              /s/ John R. Willis
                              ---------------------------------
                              John R. Willis


                              /s/ Avy H. Stein
                              ---------------------------------
                              Avy H. Stein


                              /s/ Beth F. Johnston
                              ---------------------------------
                              Beth F. Johnston


                              /s/ Daniel M. Gill
                              ---------------------------------
                              Daniel M. Gill


                              /s/ Daniel H. Blumenthal
                              ---------------------------------
                              Daniel H. Blumenthal

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is attached, relating to shares of Common Stock, par value $.005 per share, of College Television Network, Inc., and any amendments to such statement, will be filed on behalf of each of the undersigned.

     This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement.

     Agreed this 14th day of August, 1998.


                              U-C HOLDINGS, L.L.C.

                              By: Willis Stein & Partners, L.P.
                                  Its Managing Member

                                  By: Willis Stein & Partners, L.L.C.
                                      Its General Partner

                                      By:  /s/ Avy H. Stein
                                           ---------------------------------
                                           Avy H. Stein
                                           Its Manager


                              /s/ John R. Willis
                              ---------------------------------
                              John R. Willis


                              /s/ Avy H. Stein
                              ---------------------------------
                              Avy H. Stein


                              /s/ Beth F. Johnston
                              ---------------------------------
                              Beth F. Johnston


                              /s/ Daniel M. Gill
                              ---------------------------------
                              Daniel M. Gill


                              /s/ Daniel H. Blumenthal
                              ---------------------------------
                              Daniel H. Blumenthal